Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Six Months Ended June 30, 2017

HAMILTON, Bermuda, Aug. 2, 2017 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and six months ended June 30, 2017.

Highlights

  Reported a net loss of $1.9 million for the three months ended June 30, 2017, or $0.06 basic and diluted loss per share, as compared to a net income of $5.5 million, or $0.20 basic and diluted earnings per share, for the three months ended June 30, 2016. The Company reported EBITDA (see Non-GAAP Measures section below) of $12.9 million for the three months ended June 30, 2017, as compared to $17.3 million for the three months ended June 30, 2016.
  Delivered satisfactory chartering performance for the quarter with spot and pool MR tankers earning an average of $13,765 per day and Eco-Design chemical tankers earning an average of $10,736 per day.
  Completed refinancing of the Ardmore Sealeader and Ardmore Sealifter, two 47,000 Dwt Eco-Mod product tankers, under a sale and leaseback arrangement, releasing net proceeds of $12.3 million which will be used for general corporate purposes.
  Maintaining our dividend policy of paying out 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the second quarter 2017.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"As the oil market continues to work its way through elevated inventory levels, we are satisfied with our performance in the second quarter and encouraged that the highly compelling MR industry fundamentals remain firmly intact. Our fleet is performing well under soft market conditions and we continue to effectively manage our costs and execute on our strategy.

MR charter rates improved from the prior quarter, driven by increased activity in the Atlantic basin and product flows to Latin America. Meanwhile, despite refined product inventories declining in April and May, levels remain above historical averages and continue to curtail trading activity and tonne mile demand in the short term. Nonetheless, the underlying fundamentals for MR product tankers are very positive: oil demand growth remains robust and export-oriented refinery capacity is increasing. Taken together, tonne mile demand growth is set to continue in the range of 4-5% annually. Meanwhile, supply growth for MR product tankers has declined significantly, with the MR orderbook at historical lows, scrapping continuing, and the pace of deliveries declining further over the remainder of 2017 and into 2018. As a result, we expect net fleet growth to be in the range of 1-2%, well below demand growth and creating a clear tension that should result in a sustained increase in charter rates.

During the quarter, we also completed a refinancing of the Ardmore Sealeader and Ardmore Sealifter under a Japanese sale and leaseback arrangement, releasing $12.3 million in cash. We are pleased to have completed this transaction, which is a new and attractive source of financing for the company. Access to this market reflects Ardmore's strong financial profile, disciplined approach to financing and long-term approach to financial relationships. With our strong balance sheet, modern fleet, and low cost structure, we believe Ardmore is well positioned to take advantage of the anticipated charter market recovery and to generate strong returns and value accretion for our shareholders."

Summary of Recent and Second Quarter 2017 Events

Fleet

Fleet Operations and Employment

The Company has 27 vessels currently in operation, comprising 21 Eco MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the second quarter of 2017, the Company had 21 Eco MR tankers trading in the spot market or in pools. The 21 spot or pool trading MR tankers, comprising 15 Eco-Design and six Eco-Mod, earned an average of $13,765 per day in the quarter. Overall for the quarter, our 15 Eco-Design MR tankers earned $13,452 per day, and our six Eco-Mod MR tankers earned $13,959 per day.

In the third quarter of 2017, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market or in pools. As of August 2, 2017, the Company has fixed approximately 40% of its total MR spot and pool revenue days for the third quarter 2017 at approximately $13,250 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the second quarter of 2017, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading spot or in pools. During the second quarter of 2017, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average daily rate of $10,736 per day in the quarter.

In the third quarter of 2017, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market or in pools. As of August 2, 2017, the Company has fixed approximately 40% of its Eco-Design IMO 2 product / chemical tankers spot and pool revenue days for the third quarter 2017 at approximately $10,500 per day.

Drydocking

The Company had 28 drydock days in the second quarter of 2017. Ardmore expects approximately 45 scheduled drydock days in the third quarter of 2017.

Dividend

Based on the Company's policy of paying out dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended June 30, 2017, in which the Company experienced a loss from continuing operations of $1.9 million. The Company paid out dividends of $0.11 per share for the quarter ended June 30, 2016, and $0.27 per share for the full year 2016. The Company's Board of Directors reaffirmed its intention to maintain a policy of paying out dividends equal to 60% of earnings from continuing operations moving forward. Earnings from continuing operations is defined as earnings per share ("EPS") reported under US GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended June 30, 2017 and 2016

The Company reported a net loss of $1.9 million, or $0.06 basic and diluted loss per share, for the three months ended June 30, 2017, as compared to a net income of $5.5 million, or $0.20 basic and diluted earnings per share, for the three months ended June 30, 2016. For the three months ended June 30, 2017, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $12.9 million, a decrease of $4.4 million from $17.3 million for the three months ended June 30, 2016.

Results for the Six Months Ended June 30, 2017 and 2016

The Company reported a net loss of $4.0 million, or $0.12 basic and diluted loss per share, for the six months ended June 30, 2017, as compared to a net income of $12.2 million, or $0.46 basic and diluted earnings per share, for the six months ended June 30, 2016. For the six months ended June 30, 2017, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $24.6 million, a decrease of $11.6 million from $36.2 million for the six months ended June 30, 2016.

Management's Discussion and Analysis of Financial Results for the Three Months Ended June 30, 2017 and 2016

Revenue. Revenue for the three months ended June 30, 2017 was $49.9 million, an increase of $10.2 million from $39.7 million for the three months ended June 30, 2016.

The average number of owned vessels increased to 27.0 for the three months ended June 30, 2017, from 22.7 for the three months ended June 30, 2016, resulting in revenue days of 2,425 for the three months ended June 30, 2017, as compared to 2,005 for the three months ended June 30, 2016.

We had 19 and ten vessels employed directly in the spot market as at June 30, 2017 and June 30, 2016, respectively. For spot chartering arrangements, we had 1,712 revenue days for the three months ended June 30, 2017, as compared to 857 for the three months ended June 30, 2016. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $19.3 million, while improving market conditions increased spot chartering revenue by a further $1.3 million.

We had eight and 12 vessels employed under time charter and pool arrangements as at June 30, 2017 and June 30, 2016, respectively. Revenue days derived from time charter and pool arrangements were 713 for the three months ended June 30, 2017, as compared to 1,148 for the three months ended June 30, 2016. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $7.7 million, while declining market conditions for the quarter ended June 30, 2017 resulted in a decrease in revenue of $2.7 million.

As noted previously, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $18.1 million for the three months ended June 30, 2017, an increase of $11.8 million from $6.3 million for the three months ended June 30, 2016. Commissions and voyage related costs increased due to the increased number of revenue days for the three months ended June 30, 2017, and in particular, the increased number of revenue days derived from spot charter arrangements for which we typically are responsible for all voyage expenses as opposed to the charterer. Revenue days increased to 2,425 for the three months ended June 30, 2017, as compared to 2,005 for the three months ended June 30, 2016. For spot chartering arrangements, we had 1,712 revenue days for the three months ended June 30, 2017, as compared to 857 for the three months ended June 30, 2016.

TCE Rate. The average TCE rate for our fleet was $12,966 per day for the three months ended June 30, 2017, decreasing by $3,679 per day from $16,645 per day for the three months ended June 30, 2016. The decrease in average TCE rate was the result of lower average time charter and spot rates for the three months ended June 30, 2017.

Vessel Operating Expenses. Vessel operating expenses were $15.0 million for the three months ended June 30, 2017, an increase of $2.1 million from $12.9 million for the three months ended June 30, 2016. This increase is primarily due to an increase in the number of vessels in operation for the three months ended June 30, 2017. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees of an average of $385 per day, were $6,071 for the three months ended June 30, 2017, as compared to $6,122 for the three months ended June 30, 2016.

Depreciation. Depreciation expense for the three months ended June 30, 2017 was $8.5 million, an increase of $1.3 million from $7.2 million for the three months ended June 30, 2016. This increase is primarily due to an increase in the average number of owned vessels to 27.0 for the three months ended June 30, 2017, from 22.7 for the three months ended June 30, 2016.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended June 30, 2017 was $0.6 million, a decrease of $0.1 million from $0.7 million for the three months ended June 30, 2016. The capitalized costs of drydockings for a given vessel are depreciated on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2017 were $3.2 million, consistent with the three months ended June 30, 2016.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2017 were $0.6 million, an increase of $0.2 million from $0.4 million for the three months ended June 30, 2016. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices, and an increased headcount in the commercial and chartering departments for the three months ended June 30, 2017.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest. Interest expense and finance costs for the three months ended June 30, 2017 increased to $5.7 million, as compared to $4.0 million for the three months ended June 30, 2016. Cash interest expense increased by $1.4 million to $4.5 million for the three months ended June 30, 2017, from $3.1 million for the three months ended June 30, 2016. This increase in cash interest expense is attributable to an increase in our long-term debt due to the expansion of our fleet, coupled with an increased average LIBOR during the three months ended June 30, 2017, as compared to the three months ended June 30, 2016. Amortization of deferred financing charges for the three months ended June 30, 2017 was $1.2 million, as compared to $0.9 million for the three months ended June 30, 2016. The $1.2 million is inclusive of a write-off of deferred financing fees of $0.5 million relating to the refinancing of the Ardmore Sealeader and Ardmore Sealifter.

Liquidity

As of June 30, 2017, the Company had $54.8 million (December 31, 2016: $56.0 million) available in cash and cash equivalents. The following debt and capital lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Jun 31, 2017	Dec 31, 2016
Debt	412,535,468	453,213,106
Capital Leases	43,885,585	9,130,650
Total	456,421,053	462,343,756

Conference Call

The Company plans to have a conference call on August 2, 2017 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended June 30, 2017. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 9, 2017 at 877-344-7529 or 412-317-0088. Enter the passcode 10111083 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product / chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product / chemical tankers, building key long-term commercial relationships and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Jun 30, 2017	Dec 31, 2016
Current assets
Cash and cash equivalents	54,814,325	55,952,873
Receivables, trade	28,030,534	23,148,782
Working capital advances	3,450,000	3,300,000
Prepayments	1,031,263	803,003
Advances and deposits	4,546,043	3,136,362
Other receivables	-	82,636
Inventories	7,680,806	7,339,252
Total current assets	99,552,971	93,762,908

Non-current assets
Vessels and vessel equipment, net	768,761,159	785,461,415
Deferred drydock expenditure, net	3,369,904	3,232,293
Leasehold improvements, net	473,690	488,561
Other non-current assets, net	3,586,484	697,546
Total non-current assets	776,191,237	789,879,815

TOTAL ASSETS	875,744,208	883,642,723

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	16,905,748	14,448,043
Charter revenue received in advance	-	507,780
Other payables	34,608	5,354
Accrued interest on loans	1,905,815	2,067,991
Current portion of long-term debt	37,873,307	41,827,480
Current portion of capital lease obligations	3,181,382	159,028
Total current liabilities	59,900,860	59,015,676

Non-current liabilities
Non-current portion of long-term debt	374,662,161	411,385,626
Non-current portion of capital lease obligations	40,704,203	8,971,622
Total non-current liabilities	415,366,364	420,357,248

Equity
Share capital	340,613	340,613
Additional paid in capital	405,507,780	405,279,257
Treasury stock	(4,272,477)	(4,272,477)
Accumulated (deficit) / surplus	(1,098,932)	2,922,406
Total equity	400,476,984	404,269,799

TOTAL LIABILITIES AND EQUITY	875,744,208	883,642,723

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
REVENUE
Revenue	49,850,796	39,719,211	99,515,806	83,255,507

OPERATING EXPENSES
Commissions and voyage related costs	18,121,354	6,343,542	36,900,810	13,751,189
Vessel operating expenses	14,997,565	12,853,717	30,455,943	26,551,386
Depreciation	8,539,890	7,185,808	16,986,643	14,237,637
Amortization of deferred dry dock expenditure	586,983	684,958	1,200,176	1,278,809
General and administrative expenses
Corporate	3,201,825	3,214,021	6,240,016	6,476,568
Commercial and chartering	647,328	415,011	1,308,751	765,791
Total operating expenses	46,094,945	30,697,057	93,092,339	63,061,380

Operating Income	3,755,851	9,022,154	6,423,467	20,194,127

Interest expense and finance costs	(5,693,363)	(3,960,098)	(10,604,284)	(8,393,709)
Interest income	100,204	20,111	190,818	41,251
Gain on disposal of vessels	-	451,962	-	451,962

(Loss) / income before taxes	(1,837,308)	5,534,129	(3,989,999)	12,293,631

Income tax	(16,839)	(38,000)	(31,339)	(58,000)

Net (loss) / income	(1,854,147)	5,496,129	(4,021,338)	12,235,631

Earnings per share, basic and diluted	(0.06)	0.20	(0.12)	0.46
Earnings per share from continuing operations(1)	(0.06)	0.18	(0.12)	0.44
Weighted average number of shares outstanding, basic and diluted	33,575,610	27,339,539	33,575,610	26,699,709

(1)	Earnings per share from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Six months ended
	Jun 30, 2017	Jun 30, 2016
OPERATING ACTIVITIES
Net (loss) / income	(4,021,338)	12,235,631
Non-cash items:
Depreciation	16,986,643	14,237,637
Amortization of deferred dry dock expenditure	1,200,176	1,278,809
Share based compensation	228,523	653,019
Gain on disposal of vessels	-	(451,962)
Amortization of deferred finance charges	1,778,021	1,472,030
Changes in operating assets and liabilities:
Receivables, trade	(4,881,752)	6,301,419
Working capital advances	(150,000)	450,000
Prepayments	(228,260)	137,061
Advances and deposits	(1,409,681)	(1,677,262)
Other receivables	82,636	796
Inventories	(341,553)	(782,365)
Payables, trade	2,457,705	(3,766,029)
Charter revenue received in advance	(507,780)	943,208
Other payables	29,254	(2,838)
Accrued interest on loans	(162,176)	(447,760)
Deferred dry dock expenditure	(1,337,787)	(2,222,779)
Net cash provided by operating activities	9,722,631	28,358,615

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(166,084)	(269,087)
Net proceeds from sale of vessels	-	37,612,414
Deposit for vessel acquisition	-	(17,250,000)
Payments for leasehold improvements	(12,279)	(483,999)
Payments for other non-current assets	(102,089)	(247,006)
Net cash (used in) / provided by investing activities	(280,452)	19,362,321

FINANCING ACTIVITIES
Proceeds from long-term debt	-	2,010,000
Repayments of long term debt	(42,411,601)	(10,276,444)
Proceeds from capital leases	33,118,525
Repayments of capital leases	(604,424)	(27,097,348)
Payments for deferred finance charges	(683,227)	(4,163,309)
Net proceeds from equity offering	-	64,119,332
Payments for treasury stock	-	(2,993,931)
Payment of dividend	-	(6,299,392)
Net cash (used in) / provided by financing activities	(10,580,727)	15,298,908

Net (decrease) / increase in cash and cash equivalents	(1,138,548)	63,019,844

Cash and cash equivalents at the beginning of the period	55,952,873	40,109,382

Cash and cash equivalents at the end of the period	54,814,325	103,129,226

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
EBITDA (1)	12,882,724	17,344,882	24,610,286	36,162,535

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	12,966	16,645	12,943	16,661

Fleet operating costs per day (3)	5,686	5,725	5,804	5,779
Technical management fees per day (4)	385	397	387	380
	6,071	6,122	6,191	6,159

MR Tankers Spot & Pool TCE per day (2)	13,765	16,302	13,437	17,369

MR Tankers Eco-Design
TCE per day (2)	13,452	17,254	13,318	17,495
Vessel operating costs per day (5)	6,006	5,704	6,113	5,779

MR Tankers Eco-Mod
TCE per day (2)	13,959	15,376	13,103	16,603
Vessel operating costs per day (5)	6,107	6,439	6,282	6,506

Prod/Chem Tankers Eco-Design (25k - 37k Dwt)
TCE per day (2)	10,736	17,547	11,830	17,350
Vessel operating costs per day (5)	6,212	6,109	6,298	6,173

FLEET
Upgrades and enhancements expensed	82,132	191,867	198,469	363,099

Average number of owned operating vessels	27.0	22.7	27.0	23.4

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation Fleet List as at August 2, 2017

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Sevaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA and earnings per share from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance. Earnings per share from continuing operations is defined as earnings per share ("EPS") reported under US GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

These non-GAAP measures are presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net (loss) / income to EBITDA	Three months ended		Six months ended
	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016

Net (loss) / income	(1,854,147)	5,496,129	(4,021,338)	12,235,631
Interest income	(100,204)	(20,111)	(190,818)	(41,251)
Interest expense and finance costs	5,693,363	3,960,098	10,604,284	8,393,709
Income tax	16,839	38,000	31,339	58,000
Depreciation	8,539,890	7,185,808	16,986,643	14,237,637
Amortization of deferred dry dock expenditure	586,983	684,958	1,200,176	1,278,809
EBITDA	12,882,724	17,344,882	24,610,286	36,162,535

Gain on disposal of vessels	-	451,962	-	451,962
ADJUSTED EBITDA	12,882,724	16,892,920	24,610,286	35,710,573

Earnings per share from continuing operations	Three months ended		Six months ended
	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016

Net (loss) / income	(1,854,147)	5,496,129	(4,021,338)	12,235,631
Gain on disposal of vessels	-	451,962	-	451,962
Adjusted net (loss) / income	(1,854,147)	5,044,167	(4,021,338)	11,783,669

EPS from continuing operations	(0.06)	0.18	(0.12)	0.44
Weighted average number of shares	33,575,610	27,339,539	33,575,610	26,699,709

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com